Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Year Ended December 31, 2011

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$252,494
Less: equity income from investees	501
Plus: distributed income of equity investees	676
Income taxes	165,686
Fixed charges (including securitization certificates)	76,176

Total	$494,531

Interest expense	$69,569
Interest component of rentals (estimated as one-third of rental expense)	6,607

Subtotal	76,176
Preferred stock dividend requirements	3,246

Total	$79,422

Ratio of earnings to fixed charges and preferred stock dividend requirements	6.23